UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **May 1, 2012**

FelCor Lodging Trust Incorporated
(Exact name of registrant as specified in its charter)

Maryland	**001-14236**	**75-2541756**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

545 E. John Carpenter Frwy., Suite 1300 Irving, Texas	**75062**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(972) 444-4900**

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 - Financial Information

Item 2.02 Results of Operations and Financial Condition.

On May 1, 2012, FelCor Lodging Trust Incorporated issued a press release announcing its results of operations for the three months ended March 31, 2012. A copy of the press release is furnished as Exhibit 99.1 to this Current Report. A copy of the foregoing is also available on FelCor Lodging Trust Incorporated's website at **www.felcor.com**, on its Investor Relations page in the "Quarterly Operating Results" section.

The information contained in this Current Report, including the exhibit, is provided under Item 2.02 of Form 8-K and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise be subject to the liabilities of that section. Furthermore, the information contained in this Current Report, including the exhibit, shall not be deemed to be incorporated by reference into the filings of the registrant under the Securities Act of 1933, regardless of any general incorporation language in such filings.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description of Exhibit
99.1	Press release issued by FelCor Lodging Trust Incorporated on May 1, 2012, announcing its results of operations for the three months ended March 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FELCOR LODGING TRUST INCORPORATED

Date: May 1, 2012

By: /s/ Jeffrey D. Symes

Name: Jeffrey D. Symes

Title: Senior Vice President, Chief Accounting Officer

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
99.1	Press release issued by FelCor Lodging Trust Incorporated on May 1, 2012, announcing its results of operations for the three months ended March 31, 2012.

Exhibit 99.1



545 E. JOHN CARPENTER FREEWAY, SUITE 1300
IRVING, TX 75062
PH: 972-444-4900
F: 972-444-4949
WWW.FELCOR.COM
NYSE: FCH

<u>**For Immediate Release:**</u>

FELCOR REPORTS FIRST QUARTER RESULTS
- *Increases full year operational guidance*
- *RevPAR for hotels not under renovation increased 7.1%*
- *FFO per share met the high end of our expectations*
- *Asset sales progressing faster than anticipated*

IRVING, Texas…May 1, 2012 - FelCor Lodging Trust Incorporated (NYSE: FCH), today reported operating results for the first quarter ended March 31, 2012.

First Quarter Summary:

- Revenue per available room ("RevPAR") for 69 same-store hotels increased 3.6%. RevPAR for same-store hotels not under renovation or redevelopment increased 7.1%.

- Hotel EBITDA margin remained the same as the prior year at 21.8% for the quarter and increased 125 basis points for hotels not under renovation.

- Adjusted funds from operations ("FFO") per share were a loss of $0.02, and Adjusted EBITDA was $41.4 million, both of which met the high end of our expectations.

- Net loss was $28.9 million.

- Agreed to sell six non-strategic hotels for $103 million. Proceeds from the sale will be used to repay $73 million of related debt and other costs with the remaining proceeds used to pay $30 million of accrued preferred dividends.

First Quarter Operating Results:

RevPAR (for 69 same-store hotels) was $95.31, a 3.6% increase compared to the same period in 2011. The increase was driven by a 3.5% increase in average daily rate ("ADR") to $137.02 and a 10 basis point increase in occupancy to 69.6%. RevPAR for hotels not under renovation increased 7.1%.

Commenting on the first quarter, Richard A. Smith, President and Chief Executive Officer of FelCor, said, "We continue to execute our long-term strategic plan. We have six hotels under contract and expect to sell a majority of the remaining non-strategic hotels on the market this year. As part of our previously announced balance sheet restructuring plan, we are using the proceeds to repay debt and pay accrued preferred dividends as we work to substantially reduce leverage, stagger debt maturities and lower our cost of borrowing. The redevelopment projects and value creation plans at our newly acquired hotels are also progressing as expected. These hotels will provide the company with substantial RevPAR and EBITDA growth in the future. For the quarter, RevPAR at our hotels not under renovation was very strong and FFO per share was at the high end of our expectations. These results reflect our high-quality and diversified portfolio as well as strong lodging fundamentals. Corporate transient demand is strong, and group pace continues to slowly improve. Coupled with historically low supply growth, our confidence in a sustained lodging recovery is growing, and we are raising our 2012 outlook. Last quarter, the lodging industry experienced the highest quarterly ADR growth since the first quarter of 2008. As hotels approach prior peak occupancy levels, ADR growth should continue to accelerate."

Hotel EBITDA was $48.2 million, 3.5% higher than $46.6 million for the same period in 2011. Hotel EBITDA and other same-store metrics reflect 69 consolidated hotels (45 core hotels plus 24 non-strategic hotels). Same-store metrics include Royalton and Morgans, which were acquired in May 2011, and exclude six hotels held for sale at March 31, 2012, which are included in discontinued operations. Hotel EBITDA for the hotels not under renovation and redevelopment increased 12.6% compared to the prior year period. Displacement from renovations and redevelopments during the quarter negatively impacted Hotel EBITDA by $3 million.

Adjusted FFO was a loss of $2.1 million, or $0.02 per share, which is the same as the prior year and met the high end of our expectations.

Adjusted EBITDA (which includes our *pro rata* share from joint ventures) was $41.4 million, 6.3% lower than the same period in 2011. Same-store Adjusted EBITDA was $37.2 million, 7.2% higher than the $34.7 million for the same period in 2011.

Net loss attributable to common stockholders was $38.1 million, or $0.31 per share for the quarter, compared to a net loss of $41.3 million, or $0.43 per share, for the same period in 2011.

EBITDA, Adjusted EBITDA, same-store Adjusted EBITDA, Hotel EBITDA, Hotel EBITDA margin, FFO, Adjusted FFO and Adjusted FFO per share are all non-GAAP financial measures. See our discussion of "Non-GAAP Financial Measures" beginning on page 16 for a reconciliation of each of these measures to the most comparable GAAP financial measure and for information regarding the use, limitations and importance of these non-GAAP financial measures.

Portfolio Repositioning:

We have agreed to sell six non-strategic hotels for $103.0 million, in aggregate, which represents a 6.8% cap rate based on 2011 net operating income. The purchaser has made a $3.9 million hard money deposit toward the purchase price, and the transaction is expected to close late in the second quarter. After repaying $73 million of secured debt and other costs at closing, we will use the remaining $30 million of proceeds to pay a portion of the accrued preferred dividends (almost half of the $67.8 million arrearage) in conjunction with paying regular quarterly preferred dividends on July 31, 2012. We expect that the remaining accrued dividends will be paid in 2012 using proceeds from future asset sales.

As part of our long-term portfolio repositioning strategy, we are selling 39 non-strategic hotels, including nine sold to date. We are currently marketing 10 hotels, and have six additional hotels currently under contract. We expect to generate approximately $350 million in gross proceeds from selling these 16 hotels. We will be using these funds to pay all accrued preferred dividends, reduce debt and strengthen our balance sheet. We expect to bring the 14 remaining hotels to market in late 2012 or in early 2013. The proceeds from selling these hotels will allow us to continue to reduce debt, build a sound and flexible balance sheet, and improve long-term FFO and stockholder value.

Capital Expenditures:

In the quarter, we spent $41.6 million on capital improvements at our hotels (including our *pro rata* share of joint venture expenditures). During 2012, the company anticipates spending approximately $85 million on improvements and renovations, a majority of which is focused on 11 hotels, including four of our largest properties. Please see page 11 of this release for more detail on renovations. We expect to spend an additional $35 million on value-enhancing redevelopment projects at three hotels: Morgans, Myrtle Beach Oceanfront Resort-Embassy Suites, and the Boston Copley Plaza-Fairmont.

During the quarter, we were renovating or redeveloping 10 hotels. As of April, we had substantially completed renovations or redevelopments at seven of these hotels. RevPAR for the 10 hotels under renovation decreased 19.6% during the quarter. These hotels are expected to generate above market growth for the remainder of 2012.

Balance Sheet:

At March 31, 2012, we had $1.6 billion of consolidated debt, with an average interest rate of 7.5% and weighted average maturity of 4.4 years. We had $98.2 million of cash and cash equivalents and $189 million available under our line of credit.

Andrew J. Welch, FelCor's Executive Vice President and Chief Financial Officer, said, "We have made solid strides laying the foundation for building a strong and flexible balance sheet, and expect that the remainder of the year will continue to see substantial progress. Selling non-strategic hotels and paying accrued preferred dividends this year are important steps toward that goal. Also, as we sell hotels this year, we expect to repay our only loan that matures in 2013 with sale proceeds and to refinance a $108 million mortgage loan that would otherwise mature in 2014. By the end of 2014, our balance sheet will reflect substantially improved financing costs, well-staggered debt maturities and a significant number of unencumbered hotels."

Outlook:

We are increasing our 2012 operating outlook to reflect strong first quarter results that were at the high end of our expectations and higher RevPAR for the remainder of the year. Additionally, we are adjusting our outlook to reflect anticipated asset sales. Our previous outlook did not contemplate any asset sales. However, given the solid progress of the asset sale program and the strong interest from potential buyers, we now assume (for guidance purposes) that 18 hotels are sold during 2012 (all of the 16 hotels currently on the market plus two additional hotels for which we have received unsolicited offers). The previously announced sale of the six-hotel portfolio for $103 million is expected to occur May 31. The revised low end of our outlook reflects the sale of the 12 remaining hotels during the middle of the third quarter. The high end of our outlook reflects the sale of the 12 remaining hotels during the middle of the fourth quarter.

The following table reconciles our 2012 Adjusted EBITDA outlook (in millions):

	Low	Mid	High
Previous Adjusted EBITDA Outlook	$ 205	$ 209.5	$ 214
Improved Operations	2	1.5	1
Outlook Adjusted for Operations	207	211	215
Announced Asset Sales (6 hotels)	(5)	(5)	(5)
Additional Asset Sales (12 hotels)	(10)	(7)	(4)
Current Adjusted EBITDA Outlook	$ 192	$ 199	$ 206

For purposes of calculating 2012 same-store EBITDA, we are providing the following table:

Current Adjusted EBITDA Outlook	$ 192	$ 199	$ 206
Discontinued Operations[(a)]	(24)	(27)	(30)
Same-store Adjusted EBITDA (57 hotels)	$ 168	$ 172	$ 176

(a) EBITDA for assets sold/expected to sell from January 1, 2012, through the date of sale/expected sale.

Based on the above assumptions for 2012, we anticipate:

- Same-store RevPAR (57 hotels) to increase from 5% to 6.5%;
- Adjusted EBITDA to be between $192 million and $206 million;
- Adjusted FFO per share to be between $0.18 and $0.28;
- Net loss attributable to FelCor to be between $73 million and $65 million; and
- Interest expense to be between $125 million and $127 million.

About FelCor:

FelCor, a real estate investment trust, is the nation's largest owner of upper-upscale, all-suite hotels. FelCor owns interests in 76 properties located in major markets throughout 22 states. FelCor's diversified portfolio of hotels and resorts are flagged under global brands such as: Doubletree®, Embassy Suites Hotels®, Hilton®, Fairmont®, Marriott®, Renaissance®, Sheraton®, Westin® and Holiday Inn®. Additional information can be found on the Company's Web site at www.felcor.com.

We invite you to listen to our first quarter earnings Conference Call on Tuesday, May 1, 2012, at 10:00 a.m. (Central Time). The conference call will be Webcast simultaneously on FelCor's Web site at www.felcor.com. Interested investors and other parties who wish to access the call can go to FelCor's Web site and click on the conference call microphone icon on either the "Investor Relations" or "News Releases" page. The conference call replay also will be archived on the Company's Web site.

With the exception of historical information, the matters discussed in this news release include "forward-looking statements" within the meaning of the federal securities laws. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should," "will," "continue" and other similar terms and phrases, including references to assumptions and forecasts of future results. Forward-looking statements are not guarantees of future performance. Numerous risks and uncertainties, and the occurrence of future events, may cause actual results to differ materially from those anticipated at the time the forward-looking statements are made. Current economic circumstances or an economic slowdown and the impact on the lodging industry, operating risks associated with the hotel business, relationships with our property managers, risks associated with our level of indebtedness and our ability to meet debt covenants in our debt agreements, our ability to complete acquisitions, dispositions and debt refinancing, the availability of capital, the impact on the travel industry from security precautions, our ability to continue to qualify as a Real Estate Investment Trust for federal income tax purposes and numerous other factors may affect future results, performance and achievements. Certain of these risks and uncertainties are described in greater detail in our filings with the Securities and Exchange Commission. Although we believe our current expectations to be based upon reasonable assumptions, we can give no assurance that our expectations will be attained or that actual results will not differ materially. We undertake no obligation to update any forward-looking statement to conform the statement to actual results or changes in our expectations.

Contact:
Stephen A. Schafer, Vice President Strategic Planning & Investor Relations
(972) 444-4912   sschafer@felcor.com

SUPPLEMENTAL INFORMATION

INTRODUCTION

The following information is presented in order to help our investors understand FelCor's financial position as of and for the three month period ended March 31, 2012.

TABLE OF CONTENTS

(a) Our consolidated statements of operations and balance sheets have been prepared without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with GAAP have been omitted. The consolidated statements of operations and balance sheets should be read in conjunction with the consolidated financial statements and notes thereto included in our most recent Quarterly Report on Form 10-Q.

Consolidated Statements of Operations
(in thousands, except per share data)

	Three Months Ended March 31,	
	2012	2011
Revenues:		
Hotel operating revenue:		
Room	$ 173,016	$ 160,337
Food and beverage	36,524	34,817
Other operating departments	11,627	11,870
Other revenue	275	225
Total revenues	221,442	207,249
Expenses:		
Hotel departmental expenses:		
Room	47,733	43,352
Food and beverage	29,749	27,380
Other operating departments	5,734	5,658
Other property-related costs	64,435	60,532
Management and franchise fees	10,366	9,655
Taxes, insurance and lease expense	22,313	19,778
Corporate expenses	8,212	9,537
Depreciation and amortization	31,573	30,787
Other expenses	963	631
Total operating expenses	221,078	207,310
Operating income (loss)	364	(61)
Interest expense, net	(31,041)	(32,769)
Debt extinguishment	(7)	(245)
Gain on involuntary conversion, net	—	150
Loss before equity in loss from unconsolidated entities	(30,684)	(32,925)
Equity in loss from unconsolidated entities	(224)	(1,583)
Loss from continuing operations	(30,908)	(34,508)
Discontinued operations	2,047	2,782
Net loss	(28,861)	(31,726)
Net loss (income) attributable to noncontrolling interests in other partnerships	202	(58)
Net loss attributable to redeemable noncontrolling interests in FelCor LP	196	120
Net loss attributable to FelCor	(28,463)	(31,664)
Preferred dividends	(9,678)	(9,678)
Net loss attributable to FelCor common stockholders	$ (38,141)	$ (41,342)
Basic and diluted per common share data:		
Loss from continuing operations	$ (0.32)	$ (0.46)
Net loss	$ (0.31)	$ (0.43)
Basic and diluted weighted average common shares outstanding	123,665	95,350

Consolidated Balance Sheets

(in thousands)

	March 31, 2012	December 31, 2011
Assets		
Investment in hotels, net of accumulated depreciation of $929,432 and $987,895 at March 31, 2012 and December 31, 2011, respectively	$ 1,880,472	$ 1,953,795
Hotel development	124,862	120,163
Investment in unconsolidated entities	68,900	70,002
Hotels held for sale	82,643	—
Cash and cash equivalents	98,175	93,758
Restricted cash	83,354	84,240
Accounts receivable, net of allowance for doubtful accounts of $396 and $333 at March 31, 2012 and December 31, 2011, respectively	36,737	27,135
Deferred expenses, net of accumulated amortization of $13,004 and $13,119 at March 31, 2012 and December 31, 2011, respectively	28,784	29,772
Other assets	23,248	24,363
Total assets	$ 2,427,175	$ 2,403,228
Liabilities and Equity		
Debt, net of discount of $29,559 and $32,069 at March 31, 2012 and December 31, 2011, respectively	$ 1,625,605	$ 1,596,466
Distributions payable	76,293	76,293
Accrued expenses and other liabilities	173,530	140,548
Total liabilities	1,875,428	1,813,307
Commitments and contingencies		
Redeemable noncontrolling interests in FelCor LP, 636 units issued and outstanding at March 31, 2012 and December 31, 2011	3,061	3,026
Equity:		
Preferred stock, $0.01 par value, 20,000 shares authorized:		
Series A Cumulative Convertible Preferred Stock, 12,880 shares, liquidation value of $322,011, issued and outstanding at March 31, 2012 and December 31, 2011	309,362	309,362
Series C Cumulative Redeemable Preferred Stock, 68 shares, liquidation value of $169,950, issued and outstanding at March 31, 2012 and December 31, 2011	169,412	169,412
Common stock, $0.01 par value, 200,000 shares authorized and 124,218 shares issued at March 31, 2012, and 124,281 shares issued at December 31, 2011	1,242	1,243
Additional paid-in capital	2,353,447	2,353,251
Accumulated other comprehensive income	26,044	25,738
Accumulated deficit	(2,335,812)	(2,297,468)
Total FelCor stockholders' equity	523,695	561,538
Noncontrolling interests in other partnerships	24,991	25,357
Total equity	548,686	586,895
Total liabilities and equity	$ 2,427,175	$ 2,403,228

Consolidated Debt Summary
(dollars in thousands)

	Encumbered Hotels	Interest Rate (%)	Maturity Date		March 31, 2012		December 31, 2011
Line of credit[(a)]	11	L + 4.50	August 2014[(b)]	$	36,000	$	—
Hotel mortgage debt							
Mortgage debt	8	L + 5.10 [(c)]	April 2015		202,767		202,982
Mortgage debt	9	L + 2.20	May 2013[(d)]		148,504		156,398
Mortgage debt	7	9.02	April 2014		108,473		109,044
Mortgage debt	5 [(e)]	6.66	June - August 2014		66,895		67,375
Mortgage debt	1	5.81	July 2016		10,760		10,876
Senior notes							
Senior secured notes	6	6.75	June 2019		525,000		525,000
Senior secured notes[(f)]	11	10.00	October 2014		462,346		459,931
Other[(g)]	—	L + 1.50	December 2012		64,860		64,860
Total	58			$	1,625,605	$	1,596,466

(a) We currently have $189 million available under our $225 million line of credit.

(b) The line of credit can be extended for one year (to 2015), subject to satisfying certain conditions.

(c) LIBOR (for this loan) is subject to a 3% floor. We purchased an interest rate cap ($212 million notional amount) that caps LIBOR at 5.0% and expires May 2012.

(d) This loan can be extended for six months, subject to satisfying certain conditions.

(e) The hotels securing this debt are subject to separate loan agreements and are not cross-collateralized.

(f) These notes have $492 million in aggregate principal outstanding ($144 million and $96,000 in aggregate principal amount was redeemed in June 2011 and January 2012, respectively) and were initially sold at a discount that provided an effective yield of 12.875% before transaction costs.

(g) This loan is related to our Knickerbocker development project and is fully secured by restricted cash and a mortgage. Because we were able to assume an existing loan when we purchased this hotel, we were not required to pay any local mortgage recording tax. When that loan is transferred to a new lender and made part of our construction loan, we expect to only pay such tax to the extent of the incremental principal amount of the construction loan.

Schedule of Encumbered Hotels
(dollars in millions)

Consolidated Debt	March 31, 2012 Balance	Encumbered Hotels
Line of credit	$ 36	Boca Raton - ES, Charlotte SouthPark - DT, Dana Point - DTGS, Houston Medical Center - HI, Myrtle Beach - HLT, Mandalay Beach - ES, Nashville Airport - ES, Philadelphia Independence Mall - HI, Pittsburgh University Center - HI, Santa Barbara Goleta - HI and Santa Monica at the Pier - HI
Mortgage debt	$ 203	Atlanta Buckhead - ES, Atlanta Galleria - SS, Boston Marlboro - ES, Burlington - SH, Ft. Lauderdale Cypress Creek - SS, Orlando South - ES, Philadelphia Society Hill - SH and South San Francisco - ES
CMBS debt	$ 149	Anaheim - ES, Bloomington - ES, Charleston Mills House - HI, Deerfield Beach - ES, Jacksonville - ES, Dallas Love Field - ES, Raleigh/Durham - DTGS, San Antonio Airport - HI and Tampa Rocky Point - DTGS
Mortgage debt	$ 108	Baton Rouge - ES, Birmingham - ES, Ft. Lauderdale - ES, Miami Airport - ES, Milpitas - ES, Minneapolis Airport - ES and Napa Valley - ES
CMBS debt[a]	$ 67	Atlanta Airport - ES, Austin - DTGS, BWI Airport - ES, Orlando Airport - HI and Phoenix Biltmore - ES
CMBS debt	$ 11	Indianapolis North - ES
Senior secured notes	$ 525	Boston Copley - FMT, Los Angeles International Airport - ES, Indian Wells Esmeralda Resort & Spa - REN, St. Petersburg Vinoy Resort & Golf Club - REN, Morgans and Royalton
Senior secured notes	$ 462	Atlanta Airport - SH, Boston Beacon Hill - HI, Myrtle Beach Resort - ES, Nashville Opryland -Airport - HI, New Orleans French Quarter - HI, Orlando Walt Disney World® - DTGS, San Diego on the Bay - HI, San Francisco Waterfront - ES, San Francisco Fisherman's Wharf - HI, San Francisco Union Square - MAR, and Toronto Airport - HI

(a) The hotels securing this debt are subject to separate loan agreements and are not cross-collateralized.


Capital Expenditures
(in thousands)


	Three Months Ended March 31,	
	2012	**2011**
Improvements and additions to majority-owned hotels	$ 41,385	$ 15,038
Partners' pro rata share of additions to consolidated joint venture hotels	(360)	(189)
Pro rata share of additions to unconsolidated hotels	562	1,133
Total additions to hotels[(a)]	$ 41,587	$ 15,982

(a) Includes capitalized interest, property taxes, ground leases and certain employee costs.


Hotels Under Renovation or Redevelopment During the First Quarter 2012


	Affected Areas	**Start Date**	**End Date**
Renovations			
Philadelphia Society Hill-SH	guest rooms, corridors, public areas, meeting space, re-concept F&B	Nov-2011	Apr-2012
Mandalay Beach-ES	guestrooms, corridors, lobby, exterior	Oct-2011	May-2012
Napa Valley-ES	guestrooms, corridors, public areas	Nov-2011	Apr-2012 [(a)]
Austin-DTGS	guestrooms, corridors, public areas, entrance, F&B upgrade	Jun-2011	Feb-2012
Boston Beacon Hill-HI	guestrooms, lobby, F&B	Dec-2011	Apr-2012
Charlotte SouthPark-DT	guestrooms, corridors, exterior, lobby, upgrade F&B	Nov-2011	May-2012
Pittsburgh University Center-HI	guestrooms, public areas, meeting space	Dec-2011	Mar-2012
Redevelopments			
Boston Copley Plaza-FMT	guestrooms, corridors, public areas, meeting space, fitness area, re-concept F&B	Nov-2011	Apr-2012 [(b)]
Myrtle Beach Oceanfront Resort-ES	public space, lobby, re-concept F&B	Oct-2011	Apr-2012
Morgans	guestrooms, corridors, public areas, meeting space, fitness area, re-concept F&B	Feb-2012	Aug-2012

(a) The public area redevelopment will begin in the fourth quarter 2012.
(b) The food and beverage redevelopment will be completed in June 2012.

Supplemental Financial Data
(in thousands, except per share information)

Total Enterprise Value		March 31, 2012		December 31, 2011
Common shares outstanding		124,218		124,281
Units outstanding		636		636
Combined shares and units outstanding		124,854		124,917
Common stock price	$	3.60	$	3.05
Market capitalization	$	449,474	$	380,997
Series A preferred stock		309,362		309,362
Series C preferred stock		169,412		169,412
Consolidated debt		1,625,605		1,596,466
Noncontrolling interests of consolidated debt		(2,873)		(2,894)
Pro rata share of unconsolidated debt		74,946		75,178
Cash and cash equivalents		(98,175)		(93,758)
Total enterprise value (TEV)	$	2,527,751	$	2,434,763

Discontinued Operations
(in thousands)

Discontinued operations include the results of operations of six hotels designated as held for sale at March 31, 2012 and eight hotels sold in 2011. Condensed financial information for the hotels included in discontinued operations is as follows:

	Three Months Ended March 31,	
	2012	2011
Operating revenue	$ 14,362	$ 30,322
Operating expenses	(11,593)	(26,456)
Operating income	2,769	3,866
Interest expense, net	(722)	(1,077)
Debt extinguishment	—	(7)
Income from discontinued operations	2,047	2,782
Depreciation and amortization	1,419	4,883
Interest expense	722	1,077
EBITDA from discontinued operations	4,188	8,742
Debt extinguishment	—	7
Adjusted EBITDA from discontinued operations	$ 4,188	$ 8,749

Hotel Portfolio Composition

The following table illustrates the distribution of same-store hotels.

Brand	Hotels	Rooms	% of Total Rooms	2011 Hotel EBITDA (in thousands)[a]
Embassy Suites Hotels	21	5,742	29	79,977
Holiday Inn	9	3,119	16	32,535
Doubletree and Hilton	5	1,206	6	15,347
Sheraton and Westin	4	1,604	8	15,198
Renaissance and Marriott	3	1,321	7	11,354
Fairmont	1	383	1	5,699
Morgans/Royalton	2	282	1	3,845
Core hotels	**45**	**13,657**	**68**	**163,955**
Non-strategic hotels	24	6,393	32	56,105
Total same-store hotels	69	20,050	100	220,060

Market	Hotels	Rooms	% of Total Rooms	2011 Hotel EBITDA (in thousands)
San Francisco area	4	1,637	8	16,808
Boston	3	915	5	14,027
Los Angeles area	3	677	3	13,727
South Florida	3	923	5	13,113
Philadelphia	2	728	4	8,805
Atlanta	3	952	5	8,418
Myrtle Beach	2	640	3	7,860
Dallas	2	784	4	7,151
San Diego	1	600	3	6,142
Orlando	2	473	2	5,809
New York	2	282	1	3,845
Other markets	18	5,046	25	58,250
Core hotels	**45**	**13,657**	**68**	**163,955**
Non-strategic hotels	24	6,393	32	56,105
Total same-store hotels	69	20,050	100	220,060

Location	Hotels	Rooms	% of Total Rooms	2011 Hotel EBITDA (in thousands)
Urban	16	4,930	25	64,841
Airport	10	3,267	16	35,570
Resort	10	2,927	15	35,194
Suburban	9	2,533	12	28,350
Core hotels	**45**	**13,657**	**68**	**163,955**
Non-strategic hotels	24	6,393	32	56,105
Total same-store hotels	69	20,050	100	220,060

(a) Hotel EBITDA is more fully described on page 21.

The following tables set forth occupancy, ADR and RevPAR for the three months ended March 31, 2012 and 2011, and the percentage changes therein for the periods presented, for our same-store Consolidated Hotels included in continuing operations.

Detailed Operating Statistics by Brand

| | Occupancy (%) | | |
| | Three Months Ended March 31, | | |
	2012	2011	%Variance
Embassy Suites Hotels	73.8	73.3	0.7
Holiday Inn	67.3	66.4	1.3
Doubletree and Hilton	62.9	60.7	3.6
Sheraton and Westin	57.6	65.9	(12.6)
Renaissance and Marriott	73.5	71.0	3.6
Fairmont	27.7	53.0	(47.8)
Morgans/Royalton	76.0	79.9	(5.0)
Core hotels (45)	**68.1**	**69.1**	**(1.4)**
Non-strategic hotels (24)	72.6	70.5	3.0
Total same-store hotels (69)	69.6	69.5	—

| | ADR ($) | | |
| | Three Months Ended March 31, | | |
	2012	2011	%Variance
Embassy Suites Hotels	145.74	140.47	3.8
Holiday Inn	123.36	116.64	5.8
Doubletree and Hilton	133.10	132.80	0.2
Sheraton and Westin	102.24	110.06	(7.1)
Renaissance and Marriott	210.58	196.66	7.1
Fairmont	213.15	199.71	6.7
Morgans/Royalton	249.85	246.10	1.5
Core hotels (45)	**144.75**	**140.24**	**3.2**
Non-strategic hotels (24)	121.64	115.91	4.9
Total same-store hotels (69)	137.02	132.34	3.5

| | RevPAR ($) | | |
| | Three Months Ended March 31, | | |
	2012	2011	%Variance
Embassy Suites Hotels	107.57	102.98	4.5
Holiday Inn	83.00	77.48	7.1
Doubletree and Hilton	83.72	80.66	3.8
Sheraton and Westin	58.86	72.49	(18.8)
Renaissance and Marriott	154.82	139.54	10.9
Fairmont	58.96	105.82	(44.3)
Morgans/Royalton	189.78	196.69	(3.5)
Core hotels (45)	**98.62**	**96.88**	**1.8**
Non-strategic hotels (24)	88.29	81.71	8.1
Total same-store hotels (69)	95.31	92.02	3.6

FelCor Lodging Trust Incorporated First Quarter 2012 Operating Results
May 1, 2012
Page 15

Comparable Hotels Operating Statistics for Our Top Markets

	Occupancy (%) Three Months Ended March 31,		
	2012	2011	%Variance
San Francisco area	73.8	69.3	6.5
Boston	49.0	68.6	(28.5)
Los Angeles area	81.0	72.2	12.2
South Florida	86.0	85.3	0.9
Philadelphia	48.7	57.8	(15.8)
Atlanta	72.0	74.9	(3.8)
Myrtle Beach	42.9	40.8	5.0
Dallas	68.5	69.8	(1.8)
San Diego	79.8	73.8	8.1
Orlando	84.8	84.8	—
New York	76.0	79.9	(5.0)
Other markets	66.6	67.1	(0.7)
Core hotels (45)	**68.1**	**69.1**	**(1.4)**
Non-strategic hotels (24)	72.6	70.5	3.0
Total same-store hotels (69)	69.6	69.5	—

	ADR ($) Three Months Ended March 31,		
	2012	2011	%Variance
San Francisco area	156.02	136.15	14.6
Boston	151.02	146.90	2.8
Los Angeles area	141.27	145.14	(2.7)
South Florida	184.16	174.04	5.8
Philadelphia	120.14	124.14	(3.2)
Atlanta	110.84	106.87	3.7
Myrtle Beach	106.24	98.75	7.6
Dallas	107.44	122.49	(12.3)
San Diego	121.18	122.03	(0.7)
Orlando	143.72	147.43	(2.5)
New York	249.85	246.10	1.5
Other markets	146.61	141.38	3.7
Core hotels (45)	**144.75**	**140.24**	**3.2**
Non-strategic hotels (24)	121.64	115.91	4.9
Total same-store hotels (69)	137.02	132.34	3.5

	RevPAR ($) Three Months Ended March 31,		
	2012	2011	%Variance
San Francisco area	115.14	94.34	22.0
Boston	74.02	100.72	(26.5)
Los Angeles area	114.41	104.79	9.2
South Florida	158.44	148.41	6.8
Philadelphia	58.49	71.77	(18.5)
Atlanta	79.82	80.02	(0.2)
Myrtle Beach	45.55	40.31	13.0
Dallas	73.58	85.46	(13.9)
San Diego	96.66	90.08	7.3
Orlando	121.83	125.00	(2.5)
New York	189.78	196.69	(3.5)
Other markets	97.66	94.83	3.0
Core hotels (45)	**98.62**	**96.88**	**1.8**
Non-strategic hotels (24)	88.29	81.71	8.1
Total same-store hotels (69)	95.31	92.02	3.6

Non-GAAP Financial Measures

      We refer in this release to certain "non-GAAP financial measures." These measures, including FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, same-store Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin, are measures of our financial performance that are not calculated and presented in accordance with generally accepted accounting principles ("GAAP"). The following tables reconcile each of these non-GAAP measures to the most comparable GAAP financial measure. Immediately following the reconciliations, we include a discussion of why we believe these measures are useful supplemental measures of our performance and the limitations of such measures.

Reconciliation of Net Loss to FFO and Adjusted FFO
(in thousands, except per share data)

	Three Months Ended March 31,					
	2012			2011		
	Dollars	Shares	Per Share Amount	Dollars	Shares	Per Share Amount
Net loss	$ (28,861)			$ (31,726)		
Noncontrolling interests	398			62		
Preferred dividends	(9,678)			(9,678)		
Net loss attributable to FelCor common stockholders	(38,141)	123,665	$ (0.31)	(41,342)	95,350	$ (0.43)
Depreciation and amortization	31,573	—	0.26	30,787	—	0.32
Depreciation, discontinued operations and unconsolidated entities	4,256	—	0.03	8,111	—	0.09
Gain on involuntary conversion	—	—	—	(150)	—	—
Noncontrolling interests in FelCor LP	(196)	636	—	(120)	285	(0.01)
FFO	(2,508)	124,301	(0.02)	(2,714)	95,635	(0.03)
Acquisition costs	38	—	—	119	—	—
Debt extinguishment, including discontinued operations	7	—	—	252	—	0.01
Severance costs	380	—	—	—	—	—
Adjusted FFO	$ (2,083)	124,301	$ (0.02)	$ (2,343)	95,635	$ (0.02)

**Reconciliation of Net Loss to EBITDA, Adjusted EBITDA and
Same-store Adjusted EBITDA**
(in thousands)

	Three Months Ended March 31,	
	2012	2011
Net loss	$ (28,861)	$ (31,726)
Depreciation and amortization	31,573	30,787
Depreciation, discontinued operations and unconsolidated entities	4,256	8,111
Interest expense	31,089	32,810
Interest expense, discontinued operations and unconsolidated entities	1,398	2,205
Amortization of stock compensation	1,296	1,803
Noncontrolling interests in other partnerships	202	(58)
EBITDA	40,953	43,932
Debt extinguishment, including discontinued operations	7	252
Acquisition costs	38	119
Gain on involuntary conversion	—	(150)
Severance costs	380	—
Adjusted EBITDA	41,378	44,153
Adjusted EBITDA from discontinued operations	(4,188)	(8,749)
Adjusted EBITDA from acquired hotels[a]	—	(709)
Same-store Adjusted EBITDA	$ 37,190	$ 34,695

(a)   For same-store metrics, we have included the two hotels acquired in May 2011 for all
periods presented.

Hotel EBITDA and Hotel EBITDA Margin

(dollars in thousands)

	Three Months Ended March 31,	
	2012	2011
Same-store operating revenue:		
Room	$ 173,016	$ 165,329
Food and beverage	36,524	36,042
Other operating departments	11,627	12,224
Same-store operating revenue	221,167	213,595
Same-store operating expense:		
Room	47,733	45,798
Food and beverage	29,749	28,972
Other operating departments	5,734	5,766
Other property related costs	64,435	62,770
Management and franchise fees	10,366	9,852
Taxes, insurance and lease expense	14,950	13,857
Same-store operating expense	172,967	167,015
Hotel EBITDA	$ 48,200	$ 46,580
Hotel EBITDA Margin	21.8%	21.8%

Reconciliation of Same-store Operating Revenue and Same-store Operating Expense to
Total Revenue, Total Operating Expense and Operating Income (Loss)
(in thousands)

	Three Months Ended March 31,	
	2012	**2011**
Same-store operating revenue[a]	$ 221,167	$ 213,595
Other revenue	275	225
Revenue from acquired hotels	—	(6,571)
Total revenue	221,442	207,249
Same-store operating expense[a]	172,967	167,015
Consolidated hotel lease expense[b]	9,194	8,304
Unconsolidated taxes, insurance and lease expense	(1,831)	(1,684)
Corporate expenses	8,212	9,537
Depreciation and amortization	31,573	30,787
Expenses from acquired hotels[a]	—	(7,280)
Other expenses	963	631
Total operating expenses	221,078	207,310
Operating income (loss)	$ 364	$ (61)

(a) For same-store metrics, we have included the two hotels acquired in May 2011 for all periods presented.
(b) Consolidated hotel lease expense represents the percentage lease expense of our 51% owned operating lessees. The offsetting percentage lease revenue is included in equity in income from unconsolidated entities.

**Reconciliation of Forecasted Net Loss to Forecasted Adjusted FFO and
Adjusted EBITDA**
(in millions, except per share and unit data)

	Full Year 2012 Guidance			
	Low Guidance		High Guidance	
	Dollars	Per Share Amount[a]	Dollars	Per Share Amount[a]
Net loss attributable to FelCor[b]	$ (73)		$ (65)	
Preferred dividends	(39)		(39)	
Net loss attributable to FelCor common stockholders	(112) $	(0.90)	(104) $	(0.84)
Depreciation[c]	135		139	
FFO and Adjusted FFO	23 $	0.18	35 $	0.28
Net loss attributable to FelCor[b]	(73)		(65)	
Depreciation[c]	135		139	
Interest expense[c]	125		127	
Amortization expense	5		5	
EBITDA and Adjusted EBITDA	$ 192		$ 206	

(a)   Weighted average shares and units are 124.8 million.
(b)   For guidance, we have assumed no gains or losses on future asset sales.
(c)   Includes pro rata portion of unconsolidated entities.

Substantially all of our non-current assets consist of real estate. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most industry investors consider supplemental measures of performance, which are not measures of operating performance under GAAP, to be helpful in evaluating a real estate company's operations. These supplemental measures are not measures of operating performance under GAAP. However, we consider these non-GAAP measures to be supplemental measures of a hotel REIT's performance and should be considered along with, but not as an alternative to, net income (loss) attributable to FelCor as a measure of our operating performance.

FFO and EBITDA

The National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as net income or loss attributable to parent (computed in accordance with GAAP), excluding gains or losses from sales of property, plus depreciation, amortization and impairment losses. FFO for unconsolidated partnerships and joint ventures are calculated on the same basis. We compute FFO in accordance with standards established by NAREIT. This may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do.

EBITDA is a commonly used measure of performance in many industries. We define EBITDA as net income or loss attributable to parent (computed in accordance with GAAP) plus interest expenses, income taxes, depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect EBITDA on the same basis.

Adjustments to FFO and EBITDA

We adjust FFO and EBITDA when evaluating our performance because management believes that the exclusion of certain additional items, including but not limited to those described below, provides useful supplemental information to investors regarding our ongoing operating performance and that the presentation of Adjusted FFO, and Adjusted EBITDA when combined with GAAP net income attributable to FelCor, EBITDA and FFO, is beneficial to an investor's better understanding of our operating performance.

- *Gains and losses related to extinguishment of debt and interest rate swaps* - We exclude gains and losses related to extinguishment of debt and interest rate swaps from FFO and EBITDA because we believe that it is not indicative of ongoing operating performance of our hotel assets. This also represents an acceleration of interest expense or a reduction of interest expense, and interest expense is excluded from EBITDA.

- *Cumulative effect of a change in accounting principle* - Infrequently, the Financial Accounting Standards Board promulgates new accounting standards that require the consolidated statements of operations to reflect the cumulative effect of a change in accounting principle. We exclude these one-time adjustments in computing Adjusted FFO and Adjusted EBITDA because they do not reflect our actual performance for that period.

In addition, to derive Adjusted EBITDA we exclude gains or losses on the sale of depreciable assets and impairment losses because we believe that including them in EBITDA is not consistent with reflecting the ongoing performance of our remaining assets. Additionally, the gain or loss on sale of depreciable assets and impairment losses represents either accelerated depreciation or excess depreciation in previous periods, and depreciation is excluded from EBITDA.

Hotel EBITDA and Hotel EBITDA Margin

Hotel EBITDA and Hotel EBITDA margin are commonly used measures of performance in the hotel industry and give investors a more complete understanding of the operating results over which our individual hotels and brand/managers have direct control. We believe that Hotel EBITDA and Hotel EBITDA margin are useful to investors by providing greater transparency with respect to two significant measures that we use in our financial and operational decision-making. Additionally, using these measures facilitates comparisons with other hotel REITs and hotel owners. We present Hotel EBITDA and Hotel EBITDA margin by eliminating all revenues and expenses from continuing operations not directly associated with hotel operations, including corporate-level expenses, depreciation and amortization, and expenses related to our capital structure. We eliminate corporate-level costs and expenses because we believe property-level results provide investors with supplemental information into the ongoing operational performance of our hotels and the effectiveness of management on a property-level basis.

We eliminate depreciation and amortization because, even though depreciation and amortization are property-level expenses, we do not believe that these non-cash expenses, which are based on historical cost accounting for real estate assets, and implicitly assume that the value of real estate assets diminishes predictably over time, accurately reflect an adjustment in the value of our assets. We also eliminate consolidated percentage rent paid to unconsolidated entities, which is effectively eliminated by noncontrolling interests and equity in income from unconsolidated subsidiaries, and include the cost of unconsolidated taxes, insurance and lease expense, to reflect the entire operating costs applicable to our Consolidated Hotels. Hotel EBITDA and Hotel EBITDA margins are presented on a same-store basis.

Use and Limitations of Non-GAAP Measures

Our management and Board of Directors use FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Same-store Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin to evaluate the performance of our hotels and to facilitate comparisons between us and other lodging REITs, hotel owners who are not REITs and other capital intensive companies. We use Hotel EBITDA and Hotel EBITDA margin in evaluating hotel-level performance and the operating efficiency of our hotel managers.

The use of these non-GAAP financial measures has certain limitations. These non-GAAP financial measures as presented by us, may not be comparable to non-GAAP financial measures as calculated by other real estate companies. These measures do not reflect certain expenses or expenditures that we incurred and will incur, such as depreciation, interest and capital expenditures. Management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of our operating performance. Our reconciliations to the most comparable GAAP financial measures, and our consolidated statements of operations and cash flows, include interest expense, capital expenditures, and other excluded items, all of which should be considered when evaluating our performance, as well as the usefulness of our non-GAAP financial measures.

These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP. They should not be considered as alternatives to operating profit, cash flow from operations, or any other operating performance measure prescribed by GAAP. These non-GAAP financial measures reflect additional ways of viewing our operations that we believe, when viewed with our GAAP results and the reconciliations to the corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business than could be obtained absent this disclosure. Management strongly encourages investors to review our financial information in its entirety and not to rely on a single financial measure.

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